ORRICK, HERRINGTON & SUTCLIFFE LLP 1000 MARSH ROAD MENLO PARK, CALIFORNIA 94025 tel +1-650-614-7400 fax +1-650-614-7401 www.orrick.com

September 25, 2009	Lowell D. Ness (650) 614-7455 lness@orrick.com
VIA  EDGAR

Securities and Exchange Commission (Mail Stop 4561)
100 F Street, N.E.
Washington, D.C.  20549

Re:	VirnetX Holding Corporation Registration Statement on Form S-3

Ladies and Gentlemen:

On behalf of VirnetX Holding Corporation, a Delaware corporation (the “Company”), filed herewith is the Company’s registration statement on Form S-3 registering for resale 2,380,942 shares of the Company’s common stock and 8,046,908 shares of the Company’s common stock underlying certain warrants to purchase shares of the Company’s common stock issued pursuant to a private placement transaction that closed on September 11, 2009.

Please note that the Company submitted a request for confidential treatment to the Securities and Exchange Commission on August 12, 2009 covering the Engagement Letter Agreement by and between the Company and McKool Smith, a professional corporation, dated June 9, 2009, filed as Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2009.

Should you have any questions, please contact me at (650) 614-7455.

Very truly yours,

/s/ Lowell D. Ness

Lowell D. Ness

cc:	Kendall Larsen (VirnetX Holding Corporation)